UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

DC

No Act
P.E. 1-1-03

03016621

March 5, 2003

Act 1934
Section
Rule 14A-8
Public
Availability 3/5/2003

Hans R. Reinisch
170 West End Avenue
Apartment 6 M
New York, NY 10023

Re: Verizon Communications Inc.
Incoming letter dated January 1, 2003

Dear Mr. Reinisch:

This is in response to your letter dated January 1, 2003 concerning a shareholder proposal submitted to Verizon by Hans R. Reinisch. On January 9, 2003, we issued our response expressing our informal view that Verizon could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
MAR 11 2003
THOMSON
FINANCIAL

cc: Darlene D. Kleiner
Assistant General Counsel
Verizon Communications Inc.
1095 Avenue of the Americas
Room 3869
New York, NY 10036

copy

Hans R. Reinisch
170 West End Avenue
Apartment 6M
New York, N.Y. 10023

November 14, 2002

Ms. Darlene D. Kleiner
Assistant General Counsel
Verizon Communications, Inc.
1095 Avenue of the Americas
Room 3869
New York, N.Y. 10036

Re: Shareholder Resolution Revision

Dear Ms. Kleiner:

I am pleased to send you herewith my revised Novemer 11, 2002 letter which contains only one resolution. I am also sending you herewith a letter from my brokerage firm (Salomon Smith Barney) which indicates that I own 1594 shares for well over one year.

Incidentally, this leads me to ask whether you don't have this information in your books so that you can send out proxy material and in general know who your shareholders are.

Finally, to avoid misunderstandings my resolution deals with the location of Verizon's annual meetings.

Thanking you for your kind consideration, I remain --

Sincerely yours,

Hans R. Reinisch

Hans R. Reinisch

Enclosures: Smith Barney letter

cc: Securities and Exchange Commission

delayed to S.E.C.

copy

RECEIVED
2003 JAN 10 PM 12:33
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Hans R. Reinisch
170 West End Avenue
Apartment 6M
New York, N.Y. 10023

November 21, 2002

Director, Consumer
Affairs Department
Securities and Exhange Commission
450 Fifth Street, N.W.
Washington, D.C.

RE: SHAREHOLDER PROPOSAL

Dear Sir/Madam:

I am taking the liberty of sending you herewith a copy of a shareholder resolution and its revision which I have sent to the Verizon Communications, Inc. I am also sending you herewith Verizon's initial response.

If you need any information please do not hesitate to contact me. Tel: (212) 877-0506.

Thanks very much for your kind attention to this matter.

Sincerely yours,

Hans Rudolph Reinisch

Hans R. Reinisch

Encl. three

delayed

Hans R. Reinisch
170 West End Avenue
Apartment 6M
New York, N.Y. 10023

January 1, 2003

RECEIVED
2003 JAN 10 PM 12:32
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Opposition of Verizon Communications, Inc. to Proposal of Hans R. Reinisch

To whom it may concern:

Verizon's attempt to prevent my proposal for the 2003 annual meeting of shareholders pertaining to the annual meeting taking place at an accessible location, and, alternately, in New York City and environs, is outrageous and ludicrous.

Finally, when "corporate governance" is being given at least some consideration, Verizon management claims that the Board of Directors has intimate knowledge of where it is best to hold annual meetings, thereby totally ignoring the interests of shareholders, the true owners of Verizon.

The management and Board of Directors of Verizon, like those of other listed corporations, have at their disposal a fleet of limousines and corporate jets that can transposrt them anywhere they please, unlike small investors.

For the 2002 annual meeting not a word of instruction was given about how the public (small investors) could reach the annual meeting by public transportation. Verizon can easily state its opposition to my proposal in the proxy statement, rather than refuse to even include it in the proxy statement.

Borden, Inc. regularly included my proposal dealing with meeting locations and accessibility, because Flemington, N.J. was just about impossible to reach by public transportation -- that is why the chairman was willing to provide me with a limousine if I withdrew my proposal. Needless to say I rejected the offer. Borden's willingness to include my proposal is a clear precedent that meeting locations of corporate annual meetings are a valid subject for shareholder consideration.

continued......

If the S.E.C. is truly interested in improving "corporate governance" it should at the very least permit proposals like mine to be put to a vote!

And the S.E.C. should insist that companies like Lowe's include the names and adresses of shareholders whose proposals are used so that interested fellow shareholders can more readily contact those who submitted proposals -- and not say that their names and adresses are confidential.

Furthermore, what Verizon is truly upset about is the rationale supporting my proposal: namely, that the very year N.Y.C. is struck by terrorists, causing the death of thousands, Verizon turns its back on the very city where it is headquartered, totally ignoring its full page advertisements of support for the city where it's headquartered! -- what hypocrisy!

Finally, full and careful reading of the Delaware laws of incorporation in no way prevent shareholders from submitting proposals like mine. Indeed, section 211 of the DGCL specifically authorizes the certificate of incorporation -- the document commonly referred to as the governing document between shareholders -- as designating the "place" and "manner" of holding shareholder meetings.

Ladies and gentlemen, I hope that the S.E.C. will find in my favor and not support Verizon's ill-advised position trying to stifle free and open shareholder discussions.

Respectfully submitted,

Hans R. Reinisch

Hans R. Reinisch

P.S. I do not know whether I am entitled to any of Verizon's enclosures to the S.E.C. -- in any case I did not receive any.

Encl: Reinisch letters to Verizon dated October 31 and November 21,2002.

Copy

Hans R. Reinisch
170 West End AVenue
Apartment 6M
New York, N.Y. 10023

October 31, 2002

Corporate Secretary
Verizon Communications, Inc.
1095 Avenue of the Americas
38th floor
New York, N.Y. 10036

SHAREHOLDER RESOLUTION

Dear Sir:

I am sending you herewith a Shareholder Resolution for the 2003 Annual Meeting of Verizon shareholders.

"RESOLVED: That annual meetings of Verizon Communications, Inc. be held at least every other year in New York City and its immediate environs and that any such meeting be easily accessible by public transportation; and that any member of the Board of Directors be permitted to answer shareholder questions at annual meetings.

"SUPPORTING STATEMENT: Since New York City (Manhattan) is the corporate headquarters of Verizon Communications, Inc., and New York remains the financial and media capital of the world it makes sense that the annual meetings be held in New York as has frequently been done in the past. After the horrendous terrorist attack (9/11) Verizon went out of its way to advertise how much it supports and is committed to New York in its hour of need.

However, to show its support and commitment Verizon could at least have held its annual meeting in New York in its great hour of need as in the past instead of transporting a huge supporting staff and members of the Board of Directors to another location. Even if Verizon had made plans before 9/11 to hold the 2002 meeting in Minneapolis there was enough time to change the meeting location back to New York. Transporting large numbers of staff, officers and Board members is an expensive operation and management should be doing everything possible to reduce costs.

now omitted

"Also, I have noted with considerable concern over the years that members of the Board of Directors are regularly prevented by the Chairman from responding to shareholder questions put to them. This is a very unseemly practice which should cease. All shareholders are entitled to hear the views of individual Directors."

Respectfully submitted,

Hans R. Reinisch

Hans R. Reinisch

cc: Securities and Exchange Commission delayed

(I own 1594 shares of Verizon in Street Name)

copy HRR

verizon

1095 Avenue of the Americas
Room 3869
New York, NY 10036
Tel 212 395-6299
Fax 212 575-6386

Darlene D. Kleiner
Assistant General Counsel

November 7, 2002

VIA CERTIFIED MAIL

Mr. Hans R. Reinisch
170 West End Avenue
Apartment 6M
New York, NY 10023

Dear Mr. Reinisch:

We have received your letter, dated October 31, 2002. Under the Securities and Exchange Commission's Proxy Rules, in order to be eligible to submit a proposal for the 2003 Annual Meeting of Verizon Communications Inc., "you must have continuously held at least $2,000 in market value...of the company's securities...for at least one year by the time you submit the proposal." In addition, you must continue to hold these securities through the date of the Annual Meeting.

In your letter, you referred to ownership of Verizon shares "in Street Name". In order to meet the above eligibility requirement, we will require a written statement from the record holder of your securities verifying the requisite beneficial ownership. You must submit this documentation no later than 14 days from the date you receive this letter. Once we receive the required eligibility documentation, we will be in a position to determine whether you are eligible to submit a proposal for inclusion in the Verizon Proxy Statement for the Verizon 2003 Annual Meeting.

In addition, your letter contains two separate and distinct proposals. We would like to point out that the SEC's Proxy Rules limit each shareholder to no more than one proposal for a particular shareholders' meeting. Accordingly, you must advise us as to which of these proposals you intend to submit no later than 14 days from the date you receive this letter.

If you have any questions, please do not hesitate to call me at the above telephone number.

Sincerely,

Darlene D. Kleiner

copy to S.E.C. delayed HRR

copy

SALOMON SMITH BARNEY

A member of citigroup

212-603-6100 • 800-843-0211

November 8, 2002

Hans R. Reinisch
170 West End Avenue Apt. 6M
New York, NY 10023-5405

Re: Verizon Communications

Dear Mr. Reinisch:

As per your request, this letter serves as confirmation that you currently own 1594 shares of Verizon Communications Inc. and have owned these shares for well over one year.

Regards,

Richard A. Shuster - CIMC
Second Vice President
The Sherman Group
Salomon Smith Barney

copy

BY HAND

Hans R. Reinisch
170 West End Avenue
Apartment 6 M
New York, N.Y.10023

November 11, 2002,
replacing October 31, 2002

Corporate Secretary
Verizon Communications, Inc.
1095 Avenue of the Americas
38th Floor
New York, New York 10036

RE: SHAREHOLDER RESOLUTION

Dear Sir:

I am sending you herewith a Shareholder Resolution for the 2003 Annual Meeting of Verizon shareholders.

"RESOLVED: That Annual Meetings of Verizon Communications, Inc. be held at least every other year in New York City and its immediate environs and that any such meeting be easily accessible by public transportation.

"SUPPORTING STATEMENT: Since New York City (Manhattan) is the corporate headquarters of Verizon Communications, Inc. and New York remains the financial and media capital of the world it makes sense that the annual meetings be held in New York as has frequently been done in the past. After the horrendous terorist attack of 9/11 Verizon went out of its way to advertise how much it supports New York and that it continues to support New York in its hour of need.

"However, to show its support and commitment Verizon could at least have held its Annual Meeting in New York in its great hour of need as it has done in the past, instead of transporting at great cost, a huge supporting staff and members of the Board of Directors and officers to a distant location.

Even if Verizon had made plans prior to 9/11 to hold the 2002 meeting in Minneapolis there was enough time to change the meeting location back to New York. Transporting large numbers of staff, officers and Board members is an expensive operation and management should be doing everything possible to reduce costs."

Respectfully submitted,

Hans Randolph Reinisch

Hans R. Reinisch

cc: I own 1594 shares at
at Salomon Smith Barney

Securities and Exchange Commission, Wash.D.C.

delayed to S.E.C.

Copy

Hans R. Reinisch
170 West End Avenue
Apartment 6M
New York, N.Y. 10023

November 14, 2002

Ms. Darlene D. Kleiner
Assistant General Counsel
Verizon Communications, Inc.
1095 Avenue of the Americas
Room 3869
New York, N.Y. 10036

Re: Shareholder Resolution Revision

Dear Ms. Kleiner:

I am pleased to send you herewith my revised Novemer 11, 2002 letter which contains only one resolution. I am also sending you herewith a letter from my brokerage firm (Salomon Smith Barney) which indicates that I own 1594 shares for well over one year.

Incidentally, this leads me to ask whether you don't have this information in your books so that you can send out proxy material and in general know who your shareholders are.

Finally, to avoid misunderstandings my resolution deals with the location of Verizon's annual meetings.

Thanking you for your kind consideration, I remain --

Sincerely yours,

Hans R. Reinisch

Hans R. Reinisch

Enclosures: Smith Barney letter

cc: Securities and Exchange Commission

delayed to S.E.C.

copy

RECEIVED
2003 JAN 10 PM 12:33
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Hans R. Reinisch
170 West End Avenue
Apartment 6M
New York, N.Y. 10023

November 21, 2002

Director, Consumer
Affairs Department
Securities and Exhange Commission
450 Fifth Street, N.W.
Washington, D.C.

RE: SHAREHOLDER PROPOSAL

Dear Sir/Madam:

I am taking the liberty of sending you herewith a copy of a shareholder resolution and its revision which I have sent to the Verizon Communications, Inc. I am also sending you herewith Verizon's initial response.

If you need any information please do not hesitate to contact me. Tel: (212) 877-0506.

Thanks very much for your kind attention to this matter.

Sincerely yours,

Hans Randolph Reinisch

Hans R. Reinisch

Encl. three

delayed